SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on October 30, 2015, drawn up in summary form

1.            Date, time and venue: On October 30, 2015, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa, representing the totality of the Board of Directors members.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1.         Nomination of Executive Officers. According to Section 21, letter d) of the Company’s Bylaws, to approve, effective as of January 1st, 2016, (i) the replacement of the current Sales Executive Officer, Mr. Alexandre Médicis da Silveira, by Mr. Ricardo Morais Pereira de Melo, Brazilian, married, civil engineer, bearer of the ID 3950793 SSP/PE and enrolled with the CPF under No 765.157.884-87; (ii) the replacement of the current Soft Drinks Executive Officer, Mr. Marcel Martins Régis, by Mr. Fernando Dias Soares, Brazilian, manager, married, bearer of the ID 25.526.000-3 – SSP/RS and enrolled with the CPF under No 280.100.878-82; (iii) the replacement of the current Chief Financial and Investor Relations Officer, Mr. Nelson José Jamel, by Mr. Ricardo Rittes de Oliveira Silva, Brazilian, married, engineer, bearer of the ID 26.311.846-0 – SSP/SP and enrolled with the CPF under No 256.612.158-35; (iv) the replacement of the current Shared Services and Information Technology Executive Officer, Mr. Ricardo Rittes de Oliveira Silva, by Mr. Gustavo Pimenta Garcia, Brazilian, manager, married, bearer of the ID 076709351 AAA/PE and enrolled with the CPF under No 942.769.437-87; and (v) the replacement of the current Logistics Executive Officer, Mr. Vinícius Guimarães Barbosa, by Mr. Cassiano De Stefano, Brazilian, single, civil engineer, bearer of the ID 23668246 – SSP/SP and enrolled with the CPF under No 280.212.138-33, all of them with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor.  The new executive officers will be sworn into her respective position on January 1st, 2016, upon the execution of the instruments of investiture in the proper book, at which time they will execute a statement confirming that there is no impediment to their election to the Company’s Board of Executive Officers, and the term of their mandate shall expire on July 31, 2016.

4.1.1       New Board of Executive Officers Composition as of January 1st, 2016.  In view of the abovementioned resolution, the Company’s Board of Executive Officers shall have the following composition as of January 1st, 2016: (i) Mr. Bernardo Pinto Paiva, as “Chief Executive Officer”; (ii) Mr. Ricardo Rittes de Oliveira Silva, as “Chief Financial and Investor Relations Officer”; (iii) Mr. Pedro de Abreu Mariani, as “General Counsel and Corporate Affairs Executive Officer”; (iv) Mr. Ricardo Morais Pereira de Melo, as “Sales Executive Officer”; (v) Mr. Fernando Dias Soares, as “Soft Drinks Executive Officer”; (vi) Mr. Flávio Barros Torres, as “Industrial Executive Officer”; (vii) Mr. Cassiano De Stefano, as “Logistics Executive Officer”; (viii) Mr. Fabio Vieira Kapitanovas, as “People and Management Executive Officer”; (ix) Ms. Paula Nogueira Lindenberg, as “Marketing Executive Officer”; (x) Mr. Gustavo Pimenta Garcia as “Shared Services and Information Technology Executive Officer”; and (xi) Mr. Rodrigo Figueiredo de Souza as “Supply Executive Officer”.

5.            Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, October 30, 2015.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Roberto Moses Thompson Motta

/s/ Vicente Falconi Campos	/s/ José Heitor Attilio Gracioso

/s/ Luis Felipe Pedreira Dutra Leite	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2015

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer